FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant's name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

At-the-Market Offering Program

On October 29, 2025, OceanPal Inc. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with Clear Street LLC (“Clear Street”) and Cohen & Company Capital Markets, a division of Cohen & Company  (“Cohen & Co.) (each, an “Agent,” and, together, the “Agents”), as co-sales agents, pursuant to which the Company may offer and sell shares of the Company’s common stock, par value $0.01 per share (the “Shares”), from time to time having an aggregate sales price of up to $250,000,000, which, as of the date of this Current Report on Form 6-K, is subject to the limitations set forth in General Instruction I.B.5 of Form F-3, or an aggregate sales price of up to $20,127,131 (the “Offering”), calculated based on the closing price per Share of $2.20, the closing price of the Shares on The Nasdaq Capital Market on October 27, 2025.

On October 29, 2025, the Company filed a prospectus supplement with the Securities and Exchange Commission in connection with the Offering (the “Prospectus Supplement”) under its existing shelf Registration Statement on Form F-3 (File No. 333-273073) (the “Registration Statement”) initially filed with the SEC on June 30, 2023 and declared effective on July 14, 2023, and the base prospectus contained therein.

Upon delivery of a placement notice, and subject to the terms and conditions of the Sales Agreement, the Agents may sell the Shares by any method that is deemed an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or any other method permitted by law, which may include negotiated transactions or block trades. The Company may sell the Shares through the Agents in amounts and at times to be determined by the Company from time to time subject to the terms and conditions of the Sales Agreement, but neither it nor the Agents have an obligation to sell any of the Shares in the Offering. No assurance can be given that the Company will sell any Shares under the Sales Agreement, or, if it does, as to the price or the amount of Shares that it sells or the dates when such sales will take place. The Company or the Agents may suspend or terminate the Offering upon notice to the other parties and subject to other conditions. The Agents will use commercially reasonable efforts basis to effect the Sales consistent with normal trading and sales practices.

The Company has agreed to pay the Agents’ commissions for their respective services in acting as agents in the sale of the Shares in the amount of up to 3.00% of the aggregate gross proceeds it receives from the sale of its Shares pursuant to the Sales Agreement. The Company has also agreed to provide the Agents with customary indemnification and contribution rights. In addition, the Company has agreed to reimburse certain legal expenses incurred by the Agents in connection with execution of the Sales Agreement in an amount up to $75,000, in addition to certain ongoing legal expenses.

A copy of the Sales Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the material terms of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Seward & Kissel LLP, as counsel to the Company, has issued an opinion relating to the validity of the Shares sold pursuant to the Offering. A copy of such legal opinion, including the consent included therein, is attached as Exhibit 5.1 hereto.

The Shares are registered pursuant to the Registration Statement and the base prospectus contained therein, and offerings for the Shares will be made only by means of the Prospectus Supplement. This Current Report on Form 6-K shall not constitute an offer to sell or solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such state or jurisdiction.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023 and July 14, 2023, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: October 29, 2025
	By:	/s/ Robert Perri
Name: Robert Perri
Title: Co-Chief Executive Officer

Exhibit Index

Exhibit Number	Document

1.1	Sales Agreement between the Company, Clear Street LLC and Cohen and Cohen & Company Capital Markets, dated October 29, 2025.
5.1	Opinion of Seward & Kissel LLP.
23.1	Consent of Seward & Kissel LLP (Contained in Exhibit 5.1).